NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 03, 2025, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on January 22, 2025, the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between Smartsheet Inc. and Einstein Merger Sub, Inc., a wholly owned subsidiary of Einstein Parent, Inc., are each affiliates of investment funds managed by affiliates of Blackstone Inc. and investment funds managed by Vista Equity Partners Management, LLC became effective before market open on January 22, 2025. Each Class A Common Stock of Smartsheet Inc. was exchange for USD 56.50 in cash, without interest, less any applicable fee, and tax. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on January 22, 2025.